February 5, 2020

Thomas E. Kiraly
Chief Financial Officer
Hanger, Inc.
10910 Domain Drive, Suite 300
Austin, TX 78758

       Re: Hanger, Inc.
           Form 10-K For the Fiscal Year Ended December 31, 2018
           Filed March 14, 2019
           File No. 001-10670

Dear Mr. Kiraly:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences